FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2025

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission (CMF) and local stock exchanges, informing as Material Information that the CMF has resolved to maintain as the additional capital requirement under Pillar II already in place.

Santiago, January 17, 2025

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Ref: MATERIAL INFORMATION /

Banco de Chile

Mrs. President:

Pursuant to Articles 9 and 10 of Law No. 18,045, Chapter 18-10 of the Restated Regulations of Banks and General Rule No. 30 of the Financial Market Commission (CMF), I hereby inform you as Material Information that the CMF has informed Banco de Chile, by letter dated January 16, 2025, that it has resolved to maintain the additional Pillar 2 capital requirement in the level already defined of 0.13% of the risk-weighted assets, net of required provisions, in compliance with Article 66 quinquies of the General Banking Law.

Sincerely yours,

Eduardo Ebensperger Orrego
CEO
Banco de Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2025

Banco de Chile

/s/ Eduardo Ebensperger Orrego
By:	Eduardo Ebensperger Orrego
CEO